UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

04th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Cooperation Agreement

On January 17, 2022, Yatra Online, Inc. (the “Company”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with The 2020 Timothy J. Maguire Investment Trust (the “Investor Group”) regarding, among other matters, the composition of the Board of Directors of the Company (the “Board”).

Pursuant to the Cooperation Agreement, the Company agreed to, effective immediately following the execution of the Cooperation Agreement, cause Roshan Mendis (the “New Director”) to be appointed to the Board, for a term of office that expires at the 2023 Annual General Meeting of Shareholders (the “2023 Annual Meeting”), provided that the New Director continues to be willing to serve on the Board. Effective one year from the date of the Cooperation Agreement and in no event prior to such time, if the New Director is unable to serve or continue serving as a director for any reason, then the Investor Group shall have the ability to recommend a substitute person for appointment to the Board, provided that at such time the Investor Group beneficially owns at least the lesser of 5.0% of the Company’s then outstanding Ordinary Shares or 2,882,918 Ordinary Shares.

Under the terms of the Cooperation Agreement, the Investor Group has agreed to certain standstill provisions with respect to the Investor Group’s actions with regard to the Company and its Ordinary Shares $0.0001 par value per share (the “Ordinary Shares”), for the duration of the Standstill Period, which is defined in the Cooperation Agreement as the period commencing on the date of the Cooperation Agreement and ending at 11:59 p.m., Eastern Time, on the date that is eighteen (18) months following the date of the Cooperation Agreement. The standstill provisions generally prohibit the Investor Group and its Affiliates and Associates (as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) from taking specified actions during the Standstill Period with respect to the Company and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any other “group” or becoming party to any voting arrangement or agreement, including those that would result in the Investor Group and its Related Persons (as defined below) or any third party, together with their affiliates and associates, collectively owning in excess of 5% or 9.99% of the then-outstanding Ordinary Shares; (iii) seeking or encouraging others to submit nominations for the election or removal of directors, change to the term of directors or any other material change to the Company’s management, governance, compensation, policies, strategic direction, business or corporate structure; (iv) making shareholder proposals at any annual or extraordinary general meeting of shareholders or offers with respect to mergers, acquisitions and other business combinations whether or not such transaction involves a change of control of the Company; or (v) calling, or supporting another shareholder’s call of, an extraordinary general meeting of shareholders.

Pursuant to the Cooperation Agreement, the Investor Group has agreed that at each annual and extraordinary general meeting of shareholders held prior to the expiration of the Standstill Period, the Investor Group will (i) appear at such shareholders’ meeting or otherwise cause all Ordinary Shares beneficially owned by such Investor Group and its Related Persons (as defined below) to be counted as present thereat for purposes of establishing a quorum; (ii) vote, cause to be voted on the Company’s proxy card or voting instruction form, all Ordinary Shares beneficially owned by such Investor Group in accordance with the recommendation of the Board with respect to (a) the election, removal and/or replacement of directors (or the requisition of an extraordinary general meeting or action by written consent of the Company’s shareholders in respect of any of the foregoing) (a “Director Proposal”), and (b) any other proposal submitted to the Company’s shareholders at a shareholder meeting, in each case as such recommendation of the Board is set forth in the applicable definitive proxy statement filed in respect thereof; and (iii) not execute any proxy card or voting instruction form in respect of such shareholders’ meeting other than the proxy card and related voting instruction form being solicited by or on behalf of the Board. Pursuant to the Cooperation Agreement, in the event that Institutional Stockholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) issues a recommendation with respect to any matter (other than Director Proposals) that is different from the recommendation of the Board, the Investor Group shall have the right to vote on the Company’s proxy card or voting instruction form in accordance with the ISS or Glass Lewis recommendation. In addition, the Investor Group and its Related Persons (as defined below) shall be entitled to vote the Ordinary Shares beneficially owned by them in their sole discretion with respect to any publicly announced proposal relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company and its subsidiaries or other business combination involving the Company, in each case, that requires a vote of the Company’s shareholders. Under the Cooperation Agreement, “Related Person” shall mean, as to any person, any controlled Affiliates or Associates of such person.

The foregoing description of the Cooperation Agreement is qualified in its entirely by reference to the Cooperation Agreement, which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Appointment of Roshan Mendis

On January 17, 2022, the Board appointed Roshan Mendis as a director of the Company, effective immediately. Mr. Mendis will serve in the class of directors whose term expires at the Company’s 2023 Annual Meeting. The Board has determined that Mr. Mendis is an independent director under applicable Securities and Exchange Commission and Nasdaq rules. Other than the foregoing, Mr. Mendis is not party to any arrangement or understanding with any person pursuant to which he was appointed as a director, nor is he party to any transactions required to be disclosed under Item 404(a) of Regulation S-K involving the Company.

On January 18, 2022, Sean Aggarwal notified the Board of his decision to resign, effective immediately, from his position as a member of the Board. Mr. Aggarwal’s resignation was to pursue other opportunities and did not result from any disagreements with management or the Board.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Cooperation Agreement dated January 17, 2022 by and among Yatra Online, Inc. and The 2020 Timothy J. Maguire Investment Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: January 21, 2022	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer